UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk.

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(a state-owned public limited liability company)

(Translation of Registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑             Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes ☐           No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-                    ]

F-6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA,TBK

(Registrant)

Date	April 1, 2011	By /s/ Agus Murdiyatno

(Signature)

Agus Murdiyatno
Vice President Investor Relation

THE YEAR END 2010 RESULTS (AUDITED)
FY/10

Highlights

■ Cellular customer base grew strongly by 15% year on year (YoY) to 94.0 million customers in December 2010 with a total net add of 12.4 million.

■ Data, internet and IT services was well performed well, contributing 28.9% to total revenues in 2010 the revenue increased by 23.1% YoY.

■ Our fixed broadband service, TELKOMSpeedy, recorded a 38.0% growth in revenues and a 44.0% in the number of subscribers to 1,649K.

■ FY10 Operating Revenue reached Rp68,629 billion.

TICKERS:

NYSE       :    TLK

LSE          :    TKIA

IDX          :    TLKM

ISSUED SHARES:

20,159,999,280 shares

SHAREHOLDER COMPOSITION:

Govt. of Indonesia   : 52.47%

Public                        : 47.53%

(exclude treasury stock 490,574,500  shares)

(As of Dec 31, 2010)

CONVERSION RATES (US$ 1.00):

2009 = Rp9,425.0 (Dec 31,2009)

2010 = Rp9,010.0 (Dec 31,2010)

OPERATIONAL HIGHLIGHT
Descriptions	YoY			QoQ
	FY09	FY10	Growth	Q1/10	Q2/10	Q3/10	Q4/10	Growth
	(‘000)	(‘000)	(%)	(‘000)	(‘000)	(‘000)	(‘000)	(%)
Fixed Line:
LIS Wireline	8,377	8,303	(0.9)	8,382	8,397	8,334	8,303	(0.4)
LIS Wireless (Flexi):	15,139	18,161	20.0	15,948	15,896	16,756	18,161	8.4
- Post paid	649	546	(15.8)	594	565	554	546	(1.3)
- Prepaid	14,490	17,615	21.6	15,354	15,330	16,202	17,615	8.7
Total	23,516	26,464	12.5	24,330	24,293	25,090	26,464	5.5
Cellular:
- Post paid	2,035	2,127	4.5	2,047	2,098	2,101	2,127	1.2
- Prepaid	79,609	91,884	15.4	79,903	86,218	91,034	91,884	0.9
Total	81,644	94,011	15.1	81,950	88,316	93,135	94,011	0.9

Broadband:
- Fixed broadband / Speedy	1,145	1,649	44.0	1,283	1,416	1,530	1,649	7.8
- Mobile broadband / Flash	1,665	3,796	128.0	2,139	2,976	4,278	3,796	(11.3)
- Blackberry	207	966	366.7	280	456	573	966	68.9

FINANCIAL HIGHLIGHT
TELKOM GROUP
	YoY			QoQ
Key Indicators	FY/09*	FY/10	Growth (%)	Q1/10*	Q2/10*	Q3/10*	Q4/10	Growth (%)
Op. Revenues (Rp Bn)	67,678	68,629	1.4	16,356	17,351	17,601	17,321	(1.6)
Op. Expenses (Rp Bn)	44,890	46,138	2.8	11,037	11,334	11,744	12,023	2.4
Op. Income (Rp Bn)	22,788	22,491	(1.3)	5,320	6,017	5,858	5,296	(9.6)
EBITDA (Rp Bn)	36,762	37,103	0.9	9,059	9,700	9,478	8,866	(6.5)
EBITDA Margin	54%	54%	(0.2)	55%	56%	54%	51%	(2.7)
Net Inc. (Rp Bn)	11,399	11,537	1.2	2,777	3,227	2,930	2,603	(11.1)
Net Inc./Share(Rp)	580	587	1.2	141	164	149	133	(11.1)
Net Inc./ADS(Rp)	23,181	23,462	1.2	5,646	6,562	5,959	5,295	(11.1)

*as restated TELKOMSEL

DISCLAIMER

This document contains financial conditions and result of operation, and may also contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law.  Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements.  Telkom Indonesia does not guarantee that any action, which may have been taken in reliance on this document will bring specific results as expected.

Investor Relations

PT. TELEKOMUNIKASI INDONESIA Tbk

Grha Citra Caraka, 5th floor
Jl. Gatot Subroto No.52, Jakarta

Phone                       :       62 21 5215109

Fax                             :       62 21 5220500

Email                          :       investor@telkom.co.id

Website                     :       www.telkom.co.id

	YoY			QoQ
Key Indicators	FY/09*	FY/10	Growth (%)	Q1/10*	Q2/10*	Q3/10*	Q4/10	Growth (%)
Op. Revenues (Rp Bn)	44,443	45,567	2.5	10,775	11,393	11,916	11,483	(3.6)
Op. Expenses (Rp Bn)	25,653	28,386	10.7	6,712	7,109	7,462	7,103	(4.8)
Op. Income (Rp Bn)	18,791	17,181	(8.6)	4,063	4,284	4,454	4,380	(1.6)
EBITDA (Rp Bn)	27,332	26,598	(2.7)	6,400	6,597	6,841	6,760	(1.2)
EBITDA Margin	61%	58%	(3.1)	59%	58%	57%	59%	2.0
Net Inc. (Rp Bn)	13,160	12,362	(6.1)	2,838	3,088	3,264	3,172	(2.8)
*as restated

No: TEL   65 /LP 000/COP-A00700000/2011     Pages 1 of 17

THE YEAR END 2010 Results (AUDITED)

PT. TELEKOMUNIKASI INDONESIA, Tbk.

THE YEAR END 2010 RESULTS (AUDITED)

The following analysis and discussion is based on our financial statements for the year ended on December 31, 2009 and December 31, 2010 respectively. The reports have been submitted to the Indonesia BAPEPAM-LK, the Indonesia Capital Market and Financial Institutions Supervisory Agency, and to the US Securities and Exchange Commission.

OPERATIONAL RESULTS

Cellular Service

We continued our network coverage expansion and capacity and quality enhancement to improve our services to customers. In 2010, we added 5,565 new BTS to reach a total of 36,557 BTS across the nation. Through Universal Service Obligation (USO) program, we have also served more than 25,000 remote villages, while our Telkomsel Merah Putih program has provided coverage in more than 200 sites in isolated areas and 15 ships of PT Pelayaran Indonesia (PELNI). On broadband network deployment, we have served 25 cities in Indonesia using HSDPA/HSPA technology.

In the last quarter of 2010, competition was heightened with operators repackaging their products by offering more aggressive pricing and providing more minutes and SMS to attract more customers. Although this intensified competition impacted our performance in 4Q10, Telkomsel remained leading the market by 46% share of customers in December 2010 with 94.01 million of customers. We recorded 12.37 million net add in FY10.

Customer Base

In the fourth quarter of 2010, Telkomsel added 872,000 new customers, which in total stretched the customer base net-add during 2010 to 12.37 million customers. The launch of Kartu As Rp20/menit promotional programs in 4Q10 was positively responded by the market and deepened our market penetration. At the end of 2010, Telkomsel customer base reached 94.01 million customers, consisting of 2.13 million postpaid and 91.88 million prepaid customers. Telkomsel’s customer base grew by 15% from last year, that was driven mainly by the ongoing expansion of the network coverage, continuous product and service innovation and the growth of our data business. Estimated market share as of December 2010 was approximately 46% of the full mobility market.

Telkomsel’s BlackBerry customers reached 966 thousand or grew by 366.7% and Flash customers was 3,796 million or grew by 128% in December 2010.

Minutes of Use (MOU) & RPM

The MOU (chargeable) showed an increase in 4Q10 that booked 37 billion minutes, an increase of 12% from 3Q10. After a declining trend from 3Q09 until 1Q10, MoU has shown a steady growth since 2Q10. However, total MoU generated in 2010 was still slightly lower than MoU in 2009, which declined 1% to 128.6 billion minutes.

Due to intensified competition, average RPM in 4Q10 was lower compared to 3Q10, which has brought down the RPM for FY 10 to the level of Rp220. It was still slightly higher compared to last year.

SMS & Revenue per SMS (RPS)

We recorded 26.1 billion chargeable SMS records in 4Q10, a decrease of 1% from earlier quarter. For FY10, chargeable SMS traffic reached 94.3 billion records, 6% lower than the previous year figure of 100.4 billion records, as an impact of more aggressive competition on SMS promotional package in 2010.

The revenue per SMS (chargeable only) increased from previous year by 5% to Rp109 in FY10. This is due to the optimization of SMS tariff plan.

Despite the declining growth rate of our voice and SMS traffic, data traffic/payload has shown a strong growth during the last few years in line with the growth of our broadband business. It grew almost 50% year-on-year in 2010.

ARPU

Blended ARPU for FY10 was Rp42K, which was 12% lower than the ARPU during the same period last year. The ARPU from Q1 to Q3 2010 was quite stable, which was around 43K. The decline of 4Q10 ARPU was attributable to the decline of our prepaid products ARPU due to the intensified competition.

No: TEL   65 /LP 000/COP-A00700000/2011     Pages 2 of 17

THE YEAR END 2010 Results (AUDITED)

Network Expansion

During FY10, Telkomsel added 5,565 units new BTS (including 2,901 units 3G-BTS). As of December 31, 2010, there were 36,557 units BTS on air, increased 18% from the same period last year.

New Products and Programs

•        In October 2010, a new package of 100 minutes call with attractive pricing in simPATI Freedom was introduced. By registering through *999# access, customers can have 100 minutes calls consist of 98 minutes for on-network and 2 minutes for off-net network starting from 00:00-17:00 hours every day.

•        Rp20/minute promotion from Kartu As was modified in October 2010. Customer can have tariff of Rp20/minute at the 1st minute and Rp1,000/minute will be charged after Rp600 or 30 minutes was reached.

•        A new kartuHALO package HALO Fit was introduced in December 2010 with five pricing schemes adjusted to customers monthly spending patterns. It offers attractive pricing (from Rp20K to Rp300K per month) and additional minutes, SMS and data access with monthly fee.

•        simPATI Double TalkMania program was launched in December 2010. By daily registration of Rp2,000 (day time, 01:00-18:00 hours) and Rp2,500 (night time, 18:00-24:00 hours), this program provides 50-100 minutes call to Telkomsel numbers and additional 50-100 SMS to all operators.

•        In December 2010, additional offer for Rp20/minute promotion from Kartu As was launched. It gives additional 5,000 SMS to all operators after sending one chargeable SMS of Rp150, starting from 00:00-16:59 hours.

•        We launched iPhone 4 in December 2010 with variety packages and consist of free minutes, SMS/MMS and data access.

•        In December 2010, Rp0/minute promotion from Kartu As for the first 30 seconds was introduced. New customers that activate the starter pack from December 22, 2010 will receive special tariff of Rp0 at the first 30 seconds and Rp10/30 seconds afterwards from 00:00-16:59 hours. Different tariff calculation applies for each zone from 17:00-23:59 with 30 minutes limitation for each call. Additional 5,000 SMS to all operators are also provided.

In the following table, we present a YoY and QoQ comparison for our cellular performance:

	Unit	YoY			QoQ
		FY09	FY10	Growth (%)	Q1/10	Q2/10	Q3/10	Q4/10	Growth (%)
CUSTOMER BASE
Customer Base
Postpaid (kartuHALO)	Subs (000)	2,035	2,126	4.5	2,047	2,098	2,101	2,127	1.2
Prepaid (simPATI + Kartu As)	Subs (000)	79,609	91,884	15.4	79,903	86,218	91,034	91,884	0.9
Total	Subs (000)	81,644	94,010	15.1	81,950	88,316	93,135	94,011	0.9
Net Add
Postpaid (kartuHALO)	Subs (000)	94	92	(2.1)	12	52	3	25	733.3
Prepaid (simPATI + Kartu As)	Subs (000)	16,249	12,275	(24.5)	294	6,315	4,816	847	(82.4)
Total	Subs (000)	16,343	12,367	(24.3)	306	6,367	4,819	872	(81.9)
MOU (chargeable)*	Bn minutes	130.3	128.6	(1.3)	27.7	30.8	33.1	37.0	11.8
SMS (chargeable)	Bn units	100.4	94.3	(6.1)	21.0	20.7	26.4	26.1	(1.1)

ARPU
Total (12 months average)
Postpaid (kartuHALO)	Rp.'000 per mo.	214	211	(1.4)	208	211	212	206	(2.8)
Prepaid (simPATI + Kartu As)	Rp.'000 per mo.	43	38	(11.6)	39	39	39	36	(7.7)
Blended	Rp.'000 per mo.	48	42	(12.5)	43	43	43	40	(7.0)

NETWORK DATA
Network Expansion
Base stations installed (GSM/DCS/3G)	Unit	30,992	36,557	18.0	32,243	34,005	35,316	36,557	3.5

EMPLOYEE DATA
Total employees **)	person	4,205	4,421	5.1	4,229	4,313	4,354	4,421	1.5
Efficiency ratio	Subs/employee	19,416	21,265	9.5	19,378	20,477	21,391	21,265	(0.6)

*) Adjusted **) Excluding Board of Directors

No: TEL   65 /LP 000/COP-A00700000/2011     Pages 3 of 17

THE YEAR END 2010 Results (AUDITED)

Broadband Services

Fixed Broadband (Speedy)

Customer Base

We have been providing fixed line-based broadband internet access using ADSL technology since 2004 under the brand name “Speedy”. As of December 31, 2010, we had 1.6 million Speedy customers, representing 44.0% growth from 1.1 million Speedy customers as of December 31, 2009. Since May 2008, Speedy had a speed of up to 3 Mbps.

ARPU

ARPU for FY10 was Rp215K, representing 16% decrease from Rp256K in FY09.

New Products and Programs

In line with our new business portfolio (Telecommunication, Information, Media and Edutainment - TIME) and adjusted to current market conditions, Speedy with its tagline “Lead Your Life”, is bundling the service with other TELKOMGroup offerings. Special tariff promo for Speedy package includes “Socialia – 384Kbps”, “Load – 512Kbps”, “Familia – 1Mbps”, “Executive – 2Mbps” and “Biz – 3Mbps”.

Mobile Broadband (Flash)

Customer Base

Telkomsel provides a mobile broadband product under the brand name “Flash”. As of December 31, 2010, we had 3.8 million Flash customers, representing 128.0% growth from 1.7 million customers as of December 31, 2009. To support mobile broadband service, our backbone infrastructures have been used by Telkomsel as part of our synergy.

New Products and Programs

As official partner for Apple in December 2010, we introduced “Flash Unlimited for iPad” targeting market on potential prepaid users in Indonesia.

Fixed Wireline Services

Customer Base

As of December 31, 2010, our total number of fixed wireline in service has remained flat at 8.3 million subscribers, representing a 1% decrease of from 8.4 million subscribers in FY09. We consistently maintained our leading position as a dominant player in the fixed wireline market with approximately 99% market share.

ARPU

Fixed wireline  ARPU for FY10 was RP105K, representing a 1% decrease from Rp109K in FY09.

New Product and Program

We still continued our reward points program namely Telkom Point Rejeki Tumpah (“TPRT”) introduced since Q2/2010. TPRT is a continuation of the program Telepon Rumah Rejeki Tumpah (“TRRT”) designed to increase customer loyalty among our fixed wireline, TELKOMSpeedy and YesTV customers. This rewards program allows customers to exchange accumulated points for gifts or to enter prize draws.

Fixed Wireless Service (Flexi)

Customer Base

We offer CDMA-based fixed wireless access with limited mobility under the "TELKOMFlexi" or “Flexi” brand. As of December 31, 2010, Flexi obtained 1,406K net additional subscribers, bringing total subscribers to 18.2 million. We maintained our leading position as a dominant player in the fixed wireless market.

ARPU

ARPU (blended) for this period was Rp16K, a 28.8% decrease from Rp22K in FY09. Revenue per Minute (RPM) was Rp177, a 3.5% decreased from Rp183 in FY09. Total MoU decreased by 25.3% from 16.0 billion minutes in FY09 to 12.0 billion minutes in FY10.

No: TEL   65 /LP 000/COP-A00700000/2011     Pages 4 of 17

THE YEAR END 2010 Results (AUDITED)

Network capacity

During 2010, total number of BTS increased by 1.8% to 5,641 units. As of December 31, 2010, 370 cities have been covered by these BTSs.  The proportion of BTSs located in Java and outside Java is about 35% and 65%, respectively.

New Products and Programs

•        “Flexi Chatting” facilitates the exchange of chat messages amongst users of different social media, such as Facebook, Twitter, Yahoo Messenger, Google Talk and TELKOM’s Flexi Messenger.

•        “Flexi ngROOMpi” enable our customers to talk with others at once easily (by dialing *55*0) at affordable tariff (Rp49/minute, one tariff).

•        In “Flexi Irit Mingguan”, customers pay Rp5,000 in exchange for a Rp500,000 worth of bonus minutes which can be used for Flexi on-net calls (local and DLD 01017) during seven days after registration.

The following table presents YoY and QoQ of comparison Flexi performance:

	UNIT	YoY			QoQ
		FY09	FY10	Growth (%)	Q1/10	Q2/10	Q3/10	Q4/10	Growth (%)
Customer Base
Classy/Postpaid	SSF('000)	649	546	(15.8)	594	565	554	546	(1.3)
Trendy/Prepaid	SSF('000)	14,490	17,615	21.6	15,354	15,330	16,202	17,615	8.7
Total Blended	SSF('000)	15,139	18,161	20.0	15,948	15,896	16,756	18,161	8.4

Net additional
Classy/Postpaid	SSF('000)	(82)	(103)	25.1	(55)	(29)	(12)	(7)	37.6
Trendy/Prepaid	SSF('000)	2,496	3,125	25.2	864	(24)	872	1,413	62.1
Total Blended	SSF('000)	2,414	3,022	25.2	809	(53)	860	1,406	63.4

ARPU
Classy/Postpaid	Rp('000)	85	85	(0.2)	83	88	84	84	(0.8)
Trendy/Prepaid	Rp('000)	19	13	(30.1)	15	14	14	11	(22.0)
Total Blended	Rp('000)	22	16	(28.8)	17	17	16	13	(19.4)

MoU (Minute of use)	mn minutes	16,001	11,957	(25.3)	3,073	3,080	3,045	2,759	(9.4)
SMS	mn messages	4,939	3,981	(19.4)	1,073	1,030	943	934	(0.9)

NETWORK
BTS	BTS	5,543	5,641	1.8	5,543	5,552	5,580	5,641	1.1
Coverage	Cities	370	370	-	370	370	370	370	-

FINANCIAL RESULTS

TELKOM GROUP

Profit and Loss Statement

The following table presents a YoY and QoQ comparison of of Statements of Income

	YoY			QoQ
Key Indicators	FY/09*	FY/10	Growth (%)	Q1/10*	Q2/10*	Q3/10*	Q4/10	Growth (%)
Op. Revenues (Rp Bn)	67,678	68,629	1.4	16,356	17,351	17,601	17,321	(1.6)
Op. Expenses (Rp Bn)	44,890	46,138	2.8	11,037	11,334	11,744	12,023	2.4
Op. Income (Rp Bn)	22,788	22,491	(1.3)	5,320	6,017	5,858	5,296	(9.6)
EBITDA (Rp Bn)	36,762	37,103	0.9	9,059	9,700	9,478	8,866	(6.5)
EBITDA Margin (%)	54%	54%	(0.3)	55%	56%	54%	51%	(2.7)
Net Inc. (Rp Bn)	11,399	11,537	1.2	2,777	3,227	2,930	2,603	(11.1)
Net Inc./Share(Rp)	580	587	1.2	141	164	149	133	(11.1)
Net Inc./ADS(Rp)	23,181	23,462	1.2	5,646	6,562	5,959	5,295	(11.1)

*as restated

In June 2009, the Indonesian Financial Accounting Standard Board (“DSAK”) issued Statement of Withdrawal of Financial Accounting Standard  No. 1 (PPSAK 1), effective for financial statement periods beginning on or after January 1, 2010.  PPSAK 1, among other things, revokes PSAK 35 “Accounting for Revenue from Telecommunications Services”. TELKOM adopted PPSAK 1 starting January 1, 2010 and applied retrospectively. The effect of such implementation, among other things, include: presentation of the interconnection revenues from a “net” to a “gross” basis; reclassification of outgoing calls to other operators from interconnection revenues to telephone revenues.

No: TEL   65 /LP 000/COP-A00700000/2011     Pages 5 of 17

THE YEAR END 2010 Results (AUDITED)

In 2006, the DSAK issued PSAK 50 (Revised 2006) "Financial Instruments: Presentation and Disclosures" and PSAK 55 (Revised 2006) "Financial Instruments: Recognition and Measurement". These standards amend both PSAK 50 "Accounting for Investments in Certain Securities" and PSAK 55 "Accounting for Derivative Instruments and Hedging Activities".  Both standards  are  applicable  for  financial statements covering periods beginning on or after January 1, 2010. The adoption of the standards did not have a material impact on the result of TELKOM. In accordance with the transitional provision of PSAK 55 (Revised 2006), the impact of recalculating the provision for impairment loss of Rp.91,237 million has been adjusted to retained earnings at January 1, 2010.

Operating Revenues

We recorded operating revenues of Rp68,629.2 billion in FY10, a 1.4% increase from Rp67,677.6 billion in FY09.

•        Fixed line revenue decreased by 9.4% from Rp14,286.3 billion in FY09 to Rp12,940.0 billion in FY10, mainly due to a decrease in usage charges and monthly subscription revenue.

•        Cellular revenue increased by 2.1% from  Rp28,532.5 billion in FY09 to Rp29,133.6 billion in FY10 due to increase in usage charges, features, and monthly subscription revenue.

•        Interconnection revenue decreased by 3.4% from Rp3,866.7 billion in FY09 to Rp3,735.4 billion in FY10.  This was mainly due to decline in domestic interconnection and transit revenue.

•        Data, internet and information technology services revenues increased by Rp1,289.5 billion or 7.0% from Rp18,511.6 billion in FY09 to Rp19,801.1 billion in FY10, primarily due to growth in SMS revenue, internet and data communications and information technology services revenues, as a result of significant growth in Speedy subscribers and mobile broadband users by 44% and 128%, respectively.

•        Network revenues decreased by 13.1% from Rp1,218.0 billion in FY09 to Rp1,058.2 billion in FY10, mainly due to the decrease in satellite transponder lease services and leased channel.

•        Other revenues increased by 55.3% from Rp1,262.5 billion in FY09 to Rp1,960.9 billion in FY10, mainly caused by Universal Service Obligation (USO) compensation.

	YoY			QoQ
	FY09*	FY10	Growth (%)	Q1/10*	Q2/10*	Q3/10*	Q4/10	Growth (%)
Fixed line (Rp Bn)	14,286	12,940	(9.4)	3,308	3,306	3,133	3,193	2
Cellular (Rp Bn)	28,533	29,134	2.1	6,691	7,470	7,523	7,450	(1)
Interconnection (Rp Bn)	3,867	3,735	(3.4)	1,051	781	943	960	2
Data, Internet & IT Services (Rp Bn)	18,512	19,801	7.0	4,764	4,939	5,332	4,766	(11)
Network (Rp Bn)	1,218	1,058	(13.1)	277	278	348	155	(56)
Other (Rp Bn)	1,263	1,961	55.3	264	577	322	798	147

*as restated

Operating Expenses

Total Operating Expenses was Rp46,138.1 billion in FY10, increased by 2.8% from Rp44,889.9 billion in FY09.

•        Depreciation and amortization expense increased by 4.6% from Rp13,974.8 billion to Rp14,611 billion, mainly due to increase in depreciation of supporting facilities, BTS and transport.

•        Personnel expenses decreased by 11.9%, from Rp8,533.1 billion to Rp7,516.5 billion, as a result of early retirement program performed in the previous years.

•        Operation & maintenance expenses increased by Rp1,497.0 billion or 10.3% from Rp14,549.4 billion in FY09 to Rp16,046.4 billion in FY10, mainly due to increase of expenses associated with the expanded capacity of Telkomsel transmitting and receiving station and switching and intelligent network equipment, and an increase in outsourcing expenses.

•        General and administrative expenses decreased by 11.0% from Rp2,643.8 billion in FY09 to Rp2,352.1 billion, due to decrease in collection expense and security and screening expense.

•        Interconnection expense increased by 5.4% from Rp2,929.3 billion in FY09 to Rp3,086.4 billion due to increase in domestic interconnection and transit expense.

•        Marketing expenses slightly increased by 11.8% from Rp2,259.5 billion in FY09 to Rp2,525.2 billion, mainly due to an increase in advertising and promotion.

No: TEL   65 /LP 000/COP-A00700000/2011     Pages 6 of 17

THE YEAR END 2010 Results (AUDITED)

	YoY			QoQ
	FY09*	FY10	Growth (%)	Q1/10*	Q2/10*	Q3/10*	Q4/10	Growth (%)
Depreciation and Amortization (Rp Bn)	13,975	14,611	4.6	3,739	3,683	3,620	3,568	(1.4)
Personnel (Rp Bn)	8,533	7,516	(11.9)	1,874	1,593	1,960	2,089	6.6
O & M (Rp Bn)	14,549	16,046	10.3	3,738	4,160	4,145	4,004	(3.4)
G & A (Rp Bn)	2,644	2,352	(11.0)	599	519	608	626	2.9
Interconnection (Rp Bn)	2,929	3,086	5.4	670	829	778	809	4.0
Marketing (Rp Bn)	2,259	2,525	11.8	416	550	632	927	46.6

*as restated

EBITDA and EBITDA Margin

During 2010, EBITDA reached Rp37.1 trillion, increase by 0.9% from the same period in 2009, while EBITDA margin decline by 0.2% to 54%.

Net income

Net income increased by 1.2% to Rp11,537.0 billion and net income margin remained stable at 16.8%. Return on Equity (ROE) and Return on Assets (ROA) for this period reached 26.0% and 11.6%, respectively.

Balance Sheet
The following table presents YoY and QoQ comparison of our Balance Sheet:
Balance Sheet	YoY			QoQ
	FY09*	FY10	Growth (%)	Q1/10*	Q2/10*	Q3/10*	Q4/10	Growth (%)
Total Assets (Rp Tn)	97.8	99.8	2.0	96.5	99.1	100.1	99.8	(0.3)
Total Liabilities (Rp Tn)	48.2	43.3	(10.1)	49.4	49.4	46.4	43.3	(6.7)
Minority interest (Rp Tn)	10.9	12.0	9.7	9.7	9.7	10.9	12.0	10.2
Total Equity (Rp Tn)	38.7	44.4	14.9	39.9	39.9	42.7	44.4	3.9

*as restated

As of December 31, 2010, our total assets increased by Rp1.9 trillion or 2.0% from Rp97.8 trillion in FY09 to Rp99.8 trillion in FY10.  This was mainly contributed by increase in current assets, which were cash and cash equivalent and advances and prepaid expenses.

Total liabilities decreased by Rp4.9 trillion or 10.1% from Rp48.2 trillion to Rp43.3 trillion, mainly due to:

•        Current Liabilities decreased by 8.1% to Rp23.7 trillion, mainly due to a decrease in taxes payable.

•        Non-current Liabilities increased by 2.2% to Rp22.7 trillion due to the bonds issued.

Total equity increased by Rp5.7 trillion or 14.9% from Rp38.7 trillion at the end of December 31, 2009 to Rp44.4 trillion on December 31, 2010.

Cash Flow

Total cash and cash equivalents at the end of this period was Rp1.3 trillion, a 16.8% increase compared to the FY09, as a result of:

•        Net cash flows from operating activities decreased by Rp2.1 trillion, or 6.9%, primarily due to an increase in cash payments for operating cash expenses;

•        Net cash flows from investing activities decreased by Rp5.3 trillion, or 24.3%, primarily due to a decrease in acquisition of property, plant and equipment; and

•        Net cash flows from financing activities increased by Rp3.1 trillion, or 45.5%, primarily due to an increase in proceeds from bonds.

No: TEL   65 /LP 000/COP-A00700000/2011     Pages 7 of 17

THE YEAR END 2010 Results (AUDITED)

FINANCIAL RATIOS
	YoY			QoQ
	FY09*	FY10	Growth (%)	Q1/10*	Q2/10*	Q3/10*	Q4/10	Growth (%)
Operating Margin (%)	33.7	32.8	(2.7)	32.5	34.7	33.3	30.6	(8.1)
Profit Margin (%)	16.8	16.8	(0.2)	17.0	18.6	16.6	15.0	(9.7)
Current Ratio (%)	60.2	91.5	52.0	62.8	57.6	78.6	91.5	16.4
Return on Asset (%)	11.7	11.6	(0.9)	2.9	3.3	2.9	2.6	(10.9)
Return on Equity (%)	29.5	26.0	(11.9)	6.6	8.1	6.9	5.9	(14.5)
Total Liabilities to Total Asset (%)	124.8	97.6	(21.8)	102.5	124.0	108.6	97.6	(10.2)
Debt Equity (%)	56.6	48.2	(14.8)	46.9	46.3	52.6	48.2	(8.4)
Debt to EBITDA (%)	59.5	57.7	(3.0)	216.3	190.4	237.3	241.5	1.8
EBITDA to Interest Expense (Times)	17.5	19.2	9.7	18.0	21.4	20.1	17.8	(11.4)
EBITDA to Net Debt (%)	268.9	312.4	16.2	72.8	99.1	72.1	74.6	3.5

*as restated

TELKOMSEL

Profit and Loss Statement

The following table, presents YoY and QoQ comparison of our Statements of Income.

	YoY			QoQ
Key Indicators	FY/09*	FY/10	Growth (%)	Q1/10*	Q2/10*	Q3/10*	Q4/10	Growth (%)
Op. Revenues (Rp Bn)	44,443	45,567	2.5	10,775	11,393	11,916	11,483	(3.6)
Op. Expenses (Rp Bn)	25,653	28,386	10.7	6,712	7,109	7,462	7,103	(4.8)
Op. Income (Rp Bn)	18,791	17,181	(8.6)	4,063	4,284	4,454	4,380	(1.6)
EBITDA (Rp Bn)	27,332	26,598	(2.7)	6,400	6,597	6,841	6,760	(1.2)
EBITDA Margin (%)	61%	58%	(3.1)	59%	58%	57%	59%	2.0
Net Inc. (Rp Bn)	13,160	12,362	(6.1)	2,838	3,088	3,264	3,173	(2.8)

*as restated

In reference to EITF 99-19 (Reporting Revenue Gross as a Principal versus Net as an Agent) and the issuance of PPSAK No.1 (Statement on Withdrawal of Accounting Standard) that covers among other the withdrawal of PSAK No.35 (Statement on Accounting Standard) regarding Accounting for Revenue of Telecommunication Services, revenues from interconnection (domestic and international) should be presented on a gross basis with interconnection charges (domestic and international) are presented as part of operating expenses.

Operating Revenues

Operating revenues of Rp45.6 trillion were recognized in FY10, an increase of 2.5% YoY. The growth is relatively lower compared to the growth of operating revenues in 2009, due to the decline in the chargeable traffic production in relation with more competitive pricing.

•        Both postpaid and prepaid revenues increased 2% to Rp4.4 trillion and Rp36.7 trillion, respectively, driven by the growth of data revenues;

•        International roaming revenues slightly decline to Rp1.2 trillion as a result of a decline in traffic from inbound roamers;

•        Interconnection revenues increased 5% to Rp2.7 trillion, due to the increase in incoming interconnection traffic from international calls; and

•        Other operating revenues resulted from network lease and USO compensation fee, which increased to Rp527 billion.

Operating Expenses

Operating expenses increased by 10.7% to Rp28.4 trillion:

•        Personnel expenses increased by 16% YoY to Rp1.6 trillion, as a result of organization restructuring and increase in number of employees;

•        Operation & maintenance expenses grew by 14% YoY to Rp9.9 trillion, which was mainly on frequency fees and additional maintenance costs for new sites as a result of network infrastructure growth;

•        General & administration expenses increased to Rp854 billion or by 8% YoY, which was mostly in relation with increase of space rental;

No: TEL   65 /LP 000/COP-A00700000/2011     Pages 8 of 17

THE YEAR END 2010 Results (AUDITED)

•        Marketing expenses grew by 18% to Rp1.4 trillion, mainly on sales support costs (such as outlet cost) and promotion expenses due to the heightened competition; and

•        International roaming and Interconnection charges decreased by 2% to Rp2.8 trillion, as a result of increase in on-network traffic;

•        Other operating expenses increased by 10% to Rp2.4 trillion, mainly due to increase in data access fee in line with the growth of data business;

•        Depreciation expenses increased to Rp9.4 trillion or by 10% YoY, related to network infrastructure growth and impact of changes in estimated useful life.

In December 2010, the government of the Republic of Indonesia issued a new formula for 2G frequency fee based on frequency bandwidth. With the new formula, the growth of Telkomsel’s frequency fees will be more manageable.

Other (non-operating) expenses increased by 18% from net expenses of Rp519 billion in FY09 to Rp612 billion in FY10, which was largely due to higher foreign exchange gains recorded in 2009 compared to 2010 as a result of exchange rates different and also due to lower financing charges in 2010 as a result of lower interest rates.

Balance Sheet

Total Assets decreased by 3% to Rp57.3 trillion. Total liabilities decreased significantly by 18% to Rp23.1 trillion due to loan repayments, while total equity increased by 10% to Rp34.2 trillion.

•        Current assets decreased by 18% to Rp5.8 trillion, mainly in cash & cash equivalents, as a result of the acceleration of debt repayment in order to optimize our liquidity;

•        Property, plan and equipment decreased by 2% to Rp49.1 trillion as a result of network infrastructure growth combined with impact of accelerated depreciation of fixed-assets;

•        Current liabilities decreased by 29% to Rp13.5 trillion, in relation with decline in current maturities of medium-term loans due to the acceleration of debt repayment; and

•        Non-current liabilities increased by 5% to Rp9.6 trillion which was mainly from increase of long-term loans.

As of December 31, 2010 Telkomsel had Rp9.6 trillion loans outstanding after transaction cost in, which Rp2.9 trillion was presented as current liabilities and Rp6.6 trillion as non-current liabilities.

Cash Flow

Net cash generated from operations in FY10 was Rp19.5 trillion, declined by 11% compared to FY09 due to increase in payment of taxes, license fees and trade payable. Cash flow for investment activities, which was mostly spent for the acquisition of network infrastructures, decreased by 26% to Rp9.9 trillion (approximately US$ 1.1 billion) due to the adjustment to budgeted capex and the changes of term of payments. Net cash used in financing activities increased by 106% mainly due to higher loan repayments and dividend payments.

(in Rp billion)	YoY
	FY/09*	FY/10	Growth (%)
Cash Flow from Operating Activities	21,826	19,515	(10.6)
Cash Flow for Investing Activities	(13,364)	(9,870)	(26.1)
Cash Flow from Financing Activities	(5,840)	(12,021)	105.8
Net Increase in Cash & Cash Equivalents	2,622	(2,376)	(190.6)
Effect of Foreign Exchange Rate Changes	136	(43)	(131.6)
Cash and Cash Equivalents at Beginning of Periods	1,155	3,641	215.2
Cash and Cash Equivalents at End of Years	3641	1222	(33.56)
Addition to Fixed Assets (incl. CIP)	12,663	8,197	(35.3)

*as restated

No: TEL   65 /LP 000/COP-A00700000/2011     Pages 9 of 17

THE YEAR END 2010 Results (AUDITED)

Loan/Debt

For FY10, Telkomsel drew down Rp3.3 trillion and USD134.8 million from our existing facilities. Telkomsel has to observe certain agreed financial covenants related to its loans/debts. As of December 31, 2010 these covenants were as follows:

Covenants to be maintained	Required	Actual
EBITDA To Debt Service	≥ 1.25	3.73
Debt to Tangible Net Worth	≤ 2.00	0.29

ADDITIONAL INFORMATION

Capital Expenditure

In 2010, we incurred capital expenditures of Rp12,650.8 billion (US$1,404.1 million), which was Rp8,336.7 billion less than the amount originally budgeted for in our capital expenditure plan. This was primarily caused by Telkomsel’s decision to scale back budgeted capital expenditure after adjusting projections for the cellular market’s growth made at the end of 2010. Of the Rp12,650.8 billion, Telkomsel incurred capital expenditures of Rp8,197.0 billion (US$909.8 million) for network infrastructure, IT System and other investments, and our other subsidiaries incurred capital expenditures of Rp831.0 billion (US$92.2 million) in 2010.

Human Resources

As of December 31, 2010, TELKOM had 26,847 employees, with 21,138 employed by TELKOM and 5,709 employed by our subsidiaries. This represents a decrease of 6.6% from 28,750 employees as of December 31, 2009, with 23,154 employed by TELKOM and 5,596 by our subsidiaries.

The decreasing size of our workforce reflects the impact of our multi-exit programs, particularly early retirement programs implemented since 2002. We implemented these programs to decrease our fixed wireline workforce in proportion to the decline in revenues from this legacy business segment.

Recent Development

Tower Lease Business

We plan to expand our tower lease business, which belongs to TELKOM and Telkomsel. TELKOMGroup currently has approximately 16,000 towers leasable nationwide. By the end of 2010, TELKOM has added 733 new tenants. In 2011, TELKOM plans to lease more than 2,000 towers.

Extraordinary Meeting of Shareholders

Based on the EGM of Stockholders of the Company dated December 17, 2010, the Company’s stockholders agreed, among others to:

1)       Reappoint Rinaldi Firmansyah as President Director and Arief Yahya as Director of Enterprise and Wholesale with the terms of service effective from the closing of the EGM of Stockholders of the Company and to be ended on the date of the AGM of Stockholders of the Company in 2015;

2)       Appoint Jusman Syafii Djamal as President Commissioner, Rudiantara as Independent Commissioner, and Johnny Swandi Sjam as Independent Commissioner with the terms of service effective from January 1, 2011 and to be ended on the date of the AGM of Stockholders of the Company in 2015.

Bandwidth Base 2G Frequency Fee

Bandwidth base 2G frequency fee has been applied as of mid December 2010. In 2011, we expect the frequency fee will be flat due to increasing in frequency fee on CDMA, microwave and annual increase on 3G despite of the 20% decrease in cellular 2G frequency.

No: TEL   65 /LP 000/COP-A00700000/2011     Pages 10 of 17

THE YEAR END 2010 Results (AUDITED)

IPTV

Supported with the available system and operation license, IPTV will serve as an icon for TELKOM’s product and service in the future. In September 2010, TELKOM launched the trial of Internet Protocol Based Television (IPTV) service in five cities, namely Jakarta, Bandung, Semarang, Yogyakarta and Surabaya. We plan to commercially launch our IPTV service in May 2011.

Palapa Ring

In 2010, we have completed a submarine cable links the islands of Java, Kalimantan, Sulawesi, Bali (Denpasar) and Lombok (Mataram) to high speed bandwidth for voice, video and data services. Work also continued on the installation of a fiber optic cable extending from Mataram to Kupang in East Nusa Tenggara, which is part of the Palapa Ring project. The Mataram-Kupang Cable System, which we expect to deploy in the second quarter of 2011, will also cater to the ever-increasing demand for greater bandwidth by supporting a reliable, high capacity network capable of carrying a variety of services. Totaling 2,500 km, these two cables provide a powerful backbone for the rapidly growing volume of internet traffic and are part of TELKOM’s commitment to extend next generation network capability to Eastern Indonesia.

Satellite TELKOM-3

Another major investment project underway is the TELKOM-3 communications satellite. With the tender completed in 2010, the satellite is now being built in Russia at a cost of almost US$178.9 million. With deployment expected by early 2012, the TELKOM-3 satellite will significantly enhance our broadcast capacity as well as providing valuable support for enterprises and national defense systems.

Infrastructure Modernization

To support broadband and data services, we commit to improve our infrastructure quality through:

•        Replacing the copper wire to fiber optic;

•        Transforming to IP based technology (from TDM technology to MSAN/GPON); and

•        Implementing newest technology of transport layer, i.e. 10/40 GBps with Terra Router.

Awards

We continued to receive appreciation for our innovative products, reliable network and excellent customer service. The following are the awards that we received during the forth quarter of 2010:

•        Two of our leading products, Speedy and Flexi, won “2010 Indonesian Customer Satisfaction Awards (ICSA)” in the “Internet Service Provider Wireline/Fixed” and “Simcard Postpaid Fixed Wireless Access” categories, respectively. Three others Telkomsel products also won awards: simPATI, in the “Simcard Prepaid Cellular” category, Kartu Halo in the “Simcard Postpaid Cellular” category and Telkomsel Flash in the “Internet Service Provider Wireless/Mobile” category.

•        In recognition of our proactive concern for advancing education in Indonesia, we were awarded by the Ministry of National Education’s The Anugerah Peduli Pendidikan (Education Concern Award).

•        TELKOM was named ”Best of The Best Corporate 2010” in the ” Business Review Awards 2010” while our President Director, Rinaldi Firmansyah, was chosen as “CEO of the Year 2010”. We were also ranked first for Good Corporate Governance and Human Capital management. The Business Review Awards are presented by Business Review Magazine to listed companies and SOEs who have achieved significant improvements in performance and have played a major role in contributing to the development of business and national economic growth.

•        We received awards in the Best CSR for Indonesia, CSR for Education and CSR for People’s Economies categories at the CSR for Indonesia Awards 2010.

•        We received the Most Trusted Company 2010 based on the Corporate Governance Perception Index and Indonesia’s Most Trusted Company 2010 based on a Survey of Analysts and Investors in implementing Good Corporate Governance.

•        At the HR Excellence Awards 2010, we received an award in the Performance Management category.

No: TEL   65 /LP 000/COP-A00700000/2011     Pages 11 of 17

THE YEAR END 2010 Results (AUDITED)

PERUSAHAAN PERSEROAN (PERSERO)
P. T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2009*	2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7,805,460	9,119,849
Temporary investments	359,507	370,433
Related parties - net of allowance for doubtful
accounts of Rp.93,483 million in 2009
and Rp.151,266 million in 2010	604,768	780,043
Third parties - net of allowance for doubtful
accounts of Rp.1,180,067 million in 2009
and Rp.1,294,078 million in 2010	3,184,916	3,563,666
Other receivables - net of allowance for
doubtful accounts of Rp.9,517 million in 2009
and Rp.6,304 million in 2010	128,025	90,140
Inventories - net of allowance for obsolescence of
Rp.72,174 million in 2009 and Rp.83,286
million in 2010	435,244	515,536
Advances and prepaid expenses	2,496,539	3,441,031
Claims for tax refund	666,351	133,056
Prepaid taxes	379,732	715,698
Other current assets	125,482	1,175
Total Current Assets	16,186,024	18,730,627
NON-CURRENT ASSETS
Long-term investments - net	151,553	253,850
Property, plant and equipment - net of accumulated
depreciation of Rp.72,716,079 million in 2009
and Rp.83,712,378 million in 2010	76,419,897	75,832,408
Property, plant and equipment under Revenue-
Sharing Arrangements - net of accumulated
depreciation of Rp.181,917 million in 2009
Prepaid pension benefit cost	497	988
Advances and other non-current assets	2,488,842	3,052,695
Goodwill and other intangible assets - net of
accumulated amortization of Rp.7,570,659 million
in 2009 and Rp.9,094,032 million in 2010	2,428,280	1,784,525
Escrow accounts	44,114	41,662
Deffered tax assets - net	94,953	61,692
Total Non-current Assets	81,628,136	81,027,820
TOTAL ASSETS	97,814,160	99,758,447

*as restated

No: TEL   65 /LP 000/COP-A00700000/2011     Pages 12 of 17

THE YEAR END 2010 Results (AUDITED)

PERUSAHAAN PERSEROAN (PERSERO)
P. T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
AS OF DECEMBER 31, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2009*	2010
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payables
Related parties	1,759,468	1,153,874
Third parties	8,038,586	6,356,921
Other payables	3,162	20,953
Taxes payables	1,749,789	735,690
Dividend payables	405,175	255,545
Accrued expenses	4,118,994	3,409,260
Unearned income	2,946,532	2,681,483
Advances from customers and suppliers	111,356	499,705
Short-term bank loans	43,850	55,831
Current maturities of long-term liabilities	7,716,213	5,303,636
Total Current Liabilities	26,893,125	20,472,898
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	3,220,510	4,073,814
Unearned income	393,078	312,029
Accrued long service awards	212,518	242,149
Accrued post-retirement health care benefits	1,801,776	1,050,030
Accrued pension and other post-retirement benefits costs	808,317	536,990
Obligations under finance leases	541,575	408,867
Two-step loans - related party	3,094,110	2,741,303
Bonds and Notes	68,777	3,249,379
Bank loans	11,086,688	10,256,205
Deferred consideration for business combinations	108,079	-
Total Non-current Liabilities	21,335,428	22,870,766
TOTAL LIABILITIES	48,228,553	43,343,664
MINORITY INTEREST	10,933,347	11,996,041
STOCKHOLDERS' EQUITY
Capital stock - Rp.250 par value per Series A
Dwiwarna share and Series B share
Authorized - 1 Series A Dwiwarna share and
79,999,999,999 Series B shares
Issued and fully paid - 1 Series A Dwiwarna share
and 20,159,999,279 Series B shares	5,040,000	5,040,000
Additional paid-in capital	1,073,333	1,073,333
Treasury stock - 490,574,500 shares in 2009 and 2010	(4,264,073)	(4,264,073)
transactions between entities under common control	478,000	478,000
companies	385,595	385,595
Unrealized holding gain from available-for-sale securities	18,136	49,695
Translation adjustment	230,995	233,378
Difference due to acquisition of minority interest in subsidiaries	(439,444)	(484,629)
Appropriated	15,336,746	15,336,746
Unappropriated	20,792,972	26,570,697
Total Stockholders' Equity	38,652,260	44,418,742
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	97,814,160	99,758,447
*as restated

No: TEL   65 /LP 000/COP-A00700000/2011     Pages 13 of 17

THE YEAR END 2010 Results (AUDITED)

PERUSAHAAN PERSEROAN (PERSERO)
P. T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

	2009*	2010
OPERATING REVENUES
Telephone
Fixed lines	14,286,212	12,940,007
Cellular	28,532,530	29,133,595
Interconnection	3,866,642	3,735,376
Data, internet and information technology services	18,511,587	19,801,097
Network	1,218,013	1,058,159
Other telecommunications services	1,262,534	1,960,947
Total Operating Revenues	67,677,518	68,629,181
OPERATING EXPENSES
Depreciation and amortization	13,974,804	14,611,458
Personnel	8,533,157	7,516,470
Operations, maintenance and telecommunication
services	14,549,413	16,046,414
General and administrative	2,643,788	2,352,146
Interconnection	2,929,260	3,086,355
Marketing	2,259,460	2,525,218
Total Operating Expenses	44,889,882	46,138,061
OPERATING INCOME	22,787,636	22,491,120
OTHER (EXPENSES) INCOME
Interest income	462,169	421,354
Equity in net (loss) income of associated companies	(29,715)	(13,622)
Interest expense	(2,095,978)	(1,928,035)
Gain (loss) on foreign exchange - net	972,947	42,948
Others - net	349,962	402,586
Other expenses - net	(340,615)	(1,074,769)
INCOME BEFORE TAX	22,447,021	21,416,351
TAX (EXPENSE) BENEFIT
Current	(6,029,701)	(4,669,394)
Deferred	(374,422)	(876,645)
	(6,404,123)	(5,546,039)
INCOME BEFORE MINORITY INTEREST IN NET
INCOME OF CONSOLIDATED SUBSIDIARIES	16,042,898	15,870,312
MINORITY INTEREST IN NET INCOME OF
CONSOLIDATED SUBSIDIARIES - net	(4,644,072)	(4,333,313)
NET INCOME	11,398,826	11,536,999
BASIC EARNINGS PER SHARE
Net income per share	579.52	586.54
(40 Series B shares per ADS)	23,180.80	23,461.60

*as restated

No: TEL   65 /LP 000/COP-A00700000/2011     Pages 14 of 17

THE YEAR END 2010 Results (AUDITED)

PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
PERIOD ENDED DECEMBER 31, 2009 AND 2010
(in millions of Rupiah)

	2009*	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	13,943,529	12,384,188
Cellular	28,440,414	28,904,281
Interconnection	3,796,937	3,630,369
Data, internet and information technology services	18,035,563	20,670,321
Other services	2,418,830	2,607,353
Total cash receipts from operating revenues	66,635,273	68,196,512
Cash payments for operating expenses	(21,056,721)	(25,079,528)
Cash payments to employees	(9,333,153)	(9,167,438)
Cash paid (refund) from (to) customers	(32,519)	386,290
Cash generated from operations	36,212,880	34,335,836
Interest received	471,965	419,576
Interest paid	(2,185,799)	(1,826,045)
Income tax paid	(5,035,463)	(5,829,422)
Receipt of claims for tax refund	348,021	658,818
Net cash provided by operating activities	29,811,604	27,758,763

CASH FLOWS FROM INVESTING ACTIVITIES
maturity of time deposits	24,820	26,304
and placements in time deposits	(80,081)	(5,671)
Proceeds from sale of property, plant and equipment	12,465	11,702
Acquisition of property, plant and equipment	(20,479,460)	(14,951,864)
property, plant and equipment	74,850	(641,166)
(Increase) decrease in advances, other assets, escrow accounts	(101,432)	88,438
Business combinations, net of cash paid	-	(116,503)
Acquisition of intangible assets	(663,702)	(723,130)
Acquisition of minority interest in subsidiary	(600,154)	(95,576)
Cash dividends received	2,575	4,520
Acquisition of long-term investments	(18,760)	(115,358)
Net cash used in investing activities	(21,828,879)	(16,518,304)

Cash dividends paid	(6,364,898)	(5,417,952)
Cash dividends paid to minority stockholders of subsidiaries	(2,831,023)	(3,624,089)
Proceeds from short-term borrowings	117,673	163,133
Repayments of short-term borrowings	(118,529)	(151,077)
Proceeds from Medium-term Notes	70,000	35,000
Repayment of Medium-term Notes	-	(4,250)
Proceeds from long-term borrowings	9,536,558	4,840,252
Repayment of long-term borrowings	(6,669,574)	(8,715,798)
Proceeds from bonds	-	2,990,759
Proceeds from promissory notes	-	291,058
Repayment of promissory notes	(123,927)	(19,741)
Repayment of obligations under finance leases	(364,974)	(206,873)
Net cash used in financing activities	(6,748,694)	(9,819,578)
NET INCREASE IN CASH AND
CASH EQUIVALENTS	1,234,031	1,420,881

EFFECT OF EXCHANGE RATE CHANGES
ON CASH AND CASH EQUIVALENTS	(318,516)	(106,492)
CASH AND CASH EQUIVALENTS AT BEGINNING
OF YEAR	6,889,945	7,805,460

CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,805,460	9,119,849
*as restated

No: TEL   65 /LP 000/COP-A00700000/2011     Pages 15 of 17

THE YEAR END 2010 Results (AUDITED)

PT TELEKOMUNIKASI SELULAR (TELKOMSEL)
BALANCE SHEET
AS OF DECEMBER 31, 2009 AND 2010
(In billions of Rupiah)

	2009	2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,641	1,222
Acct. /Unbilled receivables	698	840
Prepayments	1,942	2,856
Others	804	869
Total Current Assets	7,085	5,787

NON-CURRENT ASSETS
Long-term Investment	20	20
Fixed assets - net	50,346	49,118
Advances for fixed assets	11	304
Intangible assets - net	718	1,019
Others	1,047	1,095
Total Non-Current Assets	52,142	51,556
TOTAL ASSETS	59,227	57,343

CURRENT LIABILITIES
Accounts payable & Accr. Liabilities	8,996	7,547
Taxes payable	1,342	524
Unearned revenue	2,498	2,467
Dividend payable	1,142	-
Curr. maturities of med-term loans	4,982	2,955
Curr. maturities of oblig. under finance leases	30	-
Total Current Liabilities	18,990	13,493

NON-CURRENT LIABILITIES
Med-term & long term loans - net of current maturities	6,398	6,604
Deferred tax liabilities	2,472	2,672
Others	311	368
Total Non-current Liabilities	9,181	9,644

Capital stock - Rp1,000,000 par value
Authorized - 650,000 shares
Issued and fully paid - 182,570 shares	183	183
Additional paid-in capital	1,505	1,505
Retained earnings	29,368	32,518
Total Equity	31,056	34,206

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	59,227	57,343

No: TEL   65 /LP 000/COP-A00700000/2011     Pages 16 of 17

THE YEAR END 2010 Results (AUDITED)

PT TELEKOMUNIKASI SELULAR (TELKOMSEL)
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In billions of Rupiah)

	2009*	2010
OPERATING REVENUES
Post-paid	4,358	4,430
Prepaid	36,093	36,724
International roaming	1,236	1,228
Interconnection revenues	2,528	2,658
Other (USO compensation & network lease)	229	527
Total Operating Revenues	44,443	45,567

OPERATING EXPENSES
Personnel	1,406	1,634
Operation & maintenance	8,673	9,875
General & administrative	791	854
Marketing	1,213	1,428
Interconnection charges	2,861	2,797
Other operating expenses	2,168	2,381
Depreciation	8,541	9,417
Total Operating Expenses	25,653	28,386

EBIT (EARNINGS BEFORE INTEREST & TAXES)	18,791	17,181
OTHER INCOME/(EXPENSES)
Interest income & financing charges	(945)	(788)
Foreign exchange gain	336	59
Others - net	90	117
Other income/(expenses) - net	(519)	(612)

INCOME BEFORE TAX	18,272	16,569
INCOME TAX EXPENSE	5,112	4,207
NET INCOME	13,160	12,362

EBITDA	27,331	26,598
EBITDA Margin - over gross oper. revenues	61%	58%

ROA	24%	21%
ROE	45%	38%

*as restated

No: TEL   65 /LP 000/COP-A00700000/2011     Pages 17 of 17